UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 March 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Diageo to appoint Sir John Manzoni as Chair

●
Javier Ferrán to retire in February 2025 in his ninth year on the Diageo Board

19 March 2024, London, UK: Diageo today announces that current non-executive director Sir John Manzoni will be appointed Chair of the Board on or around 5 February 2025 when current Chair Javier Ferrán retires from the Board.

Sir John Manzoni joined the Diageo Board in October 2020, having been Chief Executive of the UK Civil Service from 2014 to 2020. He is currently Chair of FTSE-listed multinational energy business SSE plc and a non-executive director of engineering and technology business KBR, Inc. He was previously a non-executive director of the multinational drinks company SAB Miller plc for 11 years from 2004 to 2015.  Earlier in his career John served as President and Chief Executive Officer of Talisman Energy, and held a number of senior executive roles at BP plc.

Javier Ferrán joined the Diageo Board in July 2016 and was appointed Chair on 1 January 2017.

Susan Kilsby, Diageo's senior independent director who led the appointment process, said:

"On behalf of the entire Board, I want to express our gratitude to Javier. He has led our Board with great distinction, helping us to attain new levels of commercial success and to strengthen our position as one of the most trusted and respected consumer products companies in the world. We are proud of the progress Diageo has made under his stewardship, achieving average annual total shareholder returns of 8% over the last decade, and driving diversity throughout our organisation, with over 70% of the Board and 44% of our senior leadership now comprised of women.

"The Board is delighted to appoint John as Diageo's next Chair, following an extensive search process. John has an outstanding track record of leadership within beverage alcohol and across a number of other complex and fast-changing sectors in the UK and globally. His experience and expertise will be instrumental as Diageo continues to develop and grow its global business in the years ahead."

Javier Ferrán said:

"It has been a true privilege to lead Diageo's Board during a period in which we have achieved significant growth, reshaped our portfolio and geographic footprint, and navigated widespread global volatility. I look forward to working with John, the Board and all my Diageo colleagues to ensure a smooth transition over the coming months."

Sir John Manzoni said:

"It will be a privilege to take on this role and to succeed Javier, whose leadership and acumen have been so valuable to our business and to Board colleagues.

"Since joining the Board, I have been continually impressed by the growth potential of the organisation, the quality of our brands, and the dedication and high standards of Diageo colleagues around the world. Diageo has an unrivalled portfolio, a global footprint and world-leading capabilities, and I look forward to supporting the executive team to ensure that we deliver on our potential."

Debra Crew, Chief Executive, said:

"Javier has been an invaluable source of strategic counsel and advice for me and our wider leadership team, and I want to thank him personally for the role he has played in stewarding the business so successfully.

"With a strong focus on execution, we will continue to invest behind our iconic brands to create value for shareholders and maintain our position as an industry leader in total beverage alcohol, an attractive sector with a long runway for growth. I look forward to working with John as Chair and the rest of the Board to achieve those ambitions."

Sir John Manzoni will also succeed Javier Ferrán as Chair of the Nomination Committee in February 2025.

ENDS

Notes to editors

Sir John A. Manzoni, KCB is a former British senior civil servant (2014 to 2020) and business executive. He was appointed Knight Commander of the Order of the Bath (KCB) in 2020, for public service. Sir John served as Chief Executive of the Major Projects Authority from February 2014 to October 2014. In October 2014, he became the first ever Chief Executive of the UK Civil Service, and in August 2015, he added the post of Permanent Secretary for the Cabinet Office.

From 2007 to 2012, Sir John served as President and Chief Executive Officer of Talisman Energy Inc., a global oil and gas exploration and production company based in Canada.  Prior to that role, Sir John spent almost 25 years at BP plc, one of the world's leading integrated oil and gas companies.  From 2001 to 2002, Sir John served as BP's Chief Executive of Gas and Power, and from 2002 to 2007, he served as Chief Executive of Refining and Marketing. He also served as an executive director on BP's Main Board from 2003 to 2007.

Sir John serves as Chair of the Board of SSE plc. He also serves as Chair of the Board of the Atomic Weapons Establishment (AWE plc), a UK Ministry of Defence facility. He is a non-executive director of KBR, Inc. in the US. Sir John is an advisor for Mace Group Ltd and is a mentor for Chairman Mentors International (CMi).  Sir John previously served as a non-executive on the board of SABMiller plc from 2004 - 2015, and as an Advisory Board member for the Stanford University Graduate School of Business.

Sir John holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Petroleum Engineering from Imperial College London. He also holds a Master of Science degree in Management from Stanford University's Graduate School of Business and was a Sloan Fellow. Sir John has received an Honorary Doctorate from Aberdeen University.

Contacts

Investor relations: Durga Doraisamy Andy Ryan	+44 (0) 7902 126 906 +44 (0) 7803 854 842 investor.relations@diageo.com
Media relations: Brendan O'Grady Rebecca Perry Clare Cavana	+44 (0) 7812 183 750 +44 (0) 7590 809 101 +44 (0) 7751 742 072 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 19 March 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary